Exhibit 4.1

SHARE CERTIFICATE

Number of certificate	Number of shares

Pheton Holdings Ltd

Incorporated in the Cayman Islands under the Companies Act (As Revised)

Authorized Share Capital is $50,000 divided into

(i) 400,000,000 Class A ordinary shares of $0.0001 par value each, and

(ii) 100,000,000 Class B ordinary shares of $0.0001 par value each

This is to certify that [Name] of [Address] is the registered holder of [Number] [Share Class] shares of [Value] each being [partly paid to the extent of [amount in words] [amount in numerals] per share]]/[fully paid][and numbered [number]] in the above-named company, subject to the memorandum and articles of association of the company.

GIVEN under the Common Seal of the said Company this [date].

The Common Seal of the Company was hereunto affixed.

Director/Secretary